Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

March 12, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andrew Blume

Re: Australian Oilseeds Holding Limited

Form 10-K for the Fiscal Year Ended June 30, 2024

File No. 001-41986

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 6, 2025, regarding Form 10-K for the Fiscal Year Ended June 30, 2024 submitted to the Commission on December 3, 2024, as amended on Form 10-K/A submitted to the Commission on December 6, 2025. Concurrently with this response, the Company has submitted Amendment No. 2 on Form 10-K/A pursuant to the Staff’s comment (the “Form 10-K/A”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Form 10-K/A.

Form 10-K for the Fiscal Year Ended June 30, 2024

Item 9A. Controls and Procedures, page 52

1. Please amend your filing to disclose management’s conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the Company mistakenly believed that it was not required to provide a disclosure under Item 9A. Controls and Procedures of its original filing on Form 10-K for the fiscal year ended June 30, 2024 due to a transition period established by rules of the Commission for newly public companies. In response to the Staff’s comment, the Company amended and refiled its Form 10-K/A for the fiscal year ended June 30, 2024 to add the requested disclosure under Item 9A. Controls and Procedures that provides, as follows:

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s regulations, rules and forms and that such information is accumulated and communicated to our management, including our principal officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) promulgated by the SEC under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report on Form 10-K as a result of the material weakness described below.

Notwithstanding these material weaknesses, management has concluded that our financial statements included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

No Management Assessment Regarding Internal Control Over Financial Reporting

This report does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) as allowed by the SEC for such transactions in which the legal acquirer is a non-operating public shell company, the internal controls of the legal acquirer may no longer exist as of the assessment date or the assets, liabilities, and operations may be insignificant when compared to the consolidated entity pursuant to Section 215.02 of the SEC Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations.

As discussed elsewhere in this report, we completed the Business Combination on March 21, 2024, pursuant to which EDOC merged with and into Merger Sub (the “Merger”), with EDOC continuing as the surviving entity, as a result of which, EDOC became a wholly owned subsidiary of the Company, and each issued and outstanding security of EDOC prior to the Closing Date was cancelled in exchange for the receipt of substantially identical securities of the Company. Also on the Closing Date, the Company acquired all of the issued and outstanding ordinary shares of AOI from the Sellers in exchange for the Company’s ordinary shares. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date as our operations prior to the Merger were insignificant compared to those of the consolidated entity post-Merger. The design of our internal control over financial reporting following the Merger has required and will continue to require significant time and resources from management and other personnel. Because of this, the design and ongoing development of our framework for implementation and evaluation of internal control over financial reporting is in its preliminary stages. If management were to conduct an assessment regarding our internal control over financial reporting, however, its scope would include the criteria set forth by the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on an initial assessment, we concluded that our internal control over financial reporting was not effective as of June 30, 2024, because of the material weakness described below.

Material Weaknesses in Internal Control Over Financial Reporting

Although management did not conduct a formal assessment of internal control over financial reporting, in connection with the audits of our consolidated financial statements for the years ended June 30, 2024 and 2023, management concluded that we did not employ sufficient accounting resources with appropriate experience and technical expertise to effectively execute controls over certain judgmental and technical accounting areas which resulted in late filing of its Original 10-K. Therefore, management concluded that we did not have a comprehensive and formalized accounting and financial reporting policies and procedures manual which details the information needed for our financial reporting process and that we did not have a robust review process by which management could monitor for potential errors or technical accounting requirements, which have resulted in material weaknesses in internal control over financial reporting as of June 30, 2024.

The material weaknesses above did not result in a misstatement to the consolidated financial statements.

In response, our management team has established a remediation plan to address the previously disclosed material weaknesses. While we have taken actions to remediate this material weakness, including (i) recruiting and employing personnel with appropriate experience and technical expertise to enhance management’s assessment of judgmental and technical accounting areas, (ii) conducting additional training for staff involved in judgmental and technical accounting areas, and (iii) engaging additional independent third-party technical consultants to assist in performing accounting analyses of complex transactions, completion of our remediation efforts is ongoing. As such management has concluded the aforementioned material weakness has not been remediated as of June 30, 2024. The Company may also identify additional measures that may be required to remediate the material weaknesses in the Company’s internal control over financial reporting, necessitating further action.

Changes in Internal Control over Financial Reporting

Except for the identified material weakness noted above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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If you have any questions, or wish to discuss any of these matters, please contact the undersigned at amarjeet.s@energreennutrition.com.au.

Very truly yours,

/s/ Amarjeet Singh
Amarjeet Singh
Chief Financial Officer